Anheuser-Busch InBev nv/sa Brouwerijplein 1 3000 Leuven Belgium T +32 16 27 61 11 F +32 16 50 61 11	AB INBEV HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83 By EDGAR

Mr. Craig Arakawa,

Accounting Branch Chief, Office of Beverages, Apparel and Mining,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:             Anheuser-Busch InBev SA/NV Form 20-F for Fiscal Year Ended

                   December 31, 2016

                   File No. 001-37911

15 June 2017

Dear Mr. Arakawa:

Thank you for your letter of May 25, 2017 to Mr. Felipe Dutra of Anheuser-Busch InBev SA/NV (the “Company”) setting forth the Staff’s comments on the Company’s Form 20-F for Fiscal Year Ended December 31, 2016 (the “Form 20-F”).

In accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters in response to the Staff’s comments. Concurrent with the submission to you of this letter, confidential treatment of portions of this letter is being requested under the Commission’s rules in accordance with 17 C.F.R. § 200.83. Accordingly, a separate version of this response letter is being filed by hand and not via EDGAR. This letter being submitted via EDGAR does not contain confidential information of the Company and therefore is not submitted on a confidential basis.

The Company has keyed its responses in this letter to the headings and numbered comments used in the Staff’s comment letter and has marked the responses with the letter “R” beside the comment number. The comments are set forth in bold-face type. Terms used but not defined herein have the meanings ascribed to them in the Form 20-F.

***

Notes to the consolidated financial statements

6. Acquisitions and Disposals of Subsidiaries, page F-27

1.  We note your purchase consideration of the SABMiller acquisition includes allocation of $6.2 billion to non-controlling interest. Please revise to provide further details of the non-controlling interests, your ownership interests and the disclosures required by IFRS 12, paragraph 12.

R: The Company respectfully advises the Staff that the most significant non-controlling interests recognized as a result of the combination with SABMiller Limited (formerly SABMiller plc) (“SABMiller”) relate to the Company’s 54.5% equity stake in Coca-Cola Beverages Africa (“CCBA”), which represented approximately [***]% of the non-controlling interests recognized.

ab-inbev.com

AB INBEV HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

[***] Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Following the agreement reached in December 2016 between The Coca-Cola Company and the Company regarding the sale of the Company’s 54.5% equity stake in CCBA, CCBA assets and liabilities are treated by the Company as assets classified as held for sale in accordance with IFRS 5. As per IFRS 12 paragraph B17 “when an entity’s interest in a subsidiary, a joint venture or an associate (or a portion of its interest in a joint venture or an associate) is classified (or included in a disposal group that is classified) as held for sale in accordance with IFRS 5, the entity is not required to disclose summarized financial information for that subsidiary, joint venture or associate in accordance with paragraphs B10–B16.”

As a consequence, and following the guidance granted by IFRS 12 paragraph B17, the Company elected not to disclose summarized financial information of CCBA otherwise required by IFRS 12 paragraph 12. The additional information in respect of CCBA required by IFRS 12 paragraphs 12a through 12d is, as indicated in footnote 1 to Note 37 AB InBev Companies, included in Note 22 Assets classified as held for sale and discontinued operations.

Apart from CCBA, non-controlling interests were recognized on subsidiaries operating in thirteen different countries. In eight of these countries, for which the operations are individually not material to the Company, the non-controlling interest ownership in each of the subsidiaries’ total equity is above 10 percent. These relate mainly to several subsidiaries through which the Company holds certain of its African operations in association with the Castel Group (including in Botswana, Ghana, Mozambique, Nigeria, Tanzania, Uganda, and Zambia). Together these represent, in aggregate, approximately [***]% of the non-controlling interests recognized as part of the combination with SABMiller.

The remainder of non-controlling interests recognized relate mainly to the Company’s subsidiaries in Colombia, Ecuador, Panama, Honduras and Peru, in which the non-controlling interest ownership is below 10% of the total equity.

The Company’s economic interest in each of these subsidiaries is disclosed in note 37 AB InBev Companies to the Company’s audited consolidated financial statements as of 31 December 2016 and 2015, and for the three years ended 31 December 2016 included in the Company’s Form 20-F.

Excluding CCBA, the Company concluded that, as of 31 December 2016, the only subsidiary that has non-controlling interest that is considered material to the AB InBev group, and to which summarized financial information would need to be presented as per IFRS 12, is Ambev S.A., in which the Company holds 62 percent ownership. The Company considered the following factors:

●

Following completion of the combination with SABMiller, the Company has consolidated SABMiller and reported results of the retained SABMiller operations from the fourth quarter of 2016. In 2016, Ambev S.A. accounted for approximately 98% of the AB InBev group’s 2016 profit attributable to non-controlling interest. For the three-month period ended 31 March 2017, approximately 78% and [***]% of the aggregate profit for the period attributable to non-controlling interest related to Ambev S.A. and CCBA, respectively.

● The aggregate revenue from the African subsidiaries in association with the Castel Group, which accounted for 45% of the non-controlling interests recognized as part of the combination with SABMiller mentioned above,

ab-inbev.com

AB INBEV HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

[***] Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

accounted for less than [***]% of the Company’s consolidated revenue for the year ended 31 December 2016 and for less than [***]% for three-month period ended 31 March 2017 (as compared to Ambev S.A., which represented 29% and 27% for the same periods, respectively).

●

Out of the total of non-controlling interests recognized in the balance sheet as of 31 December 2016, approximately 40% related to Ambev S.A. and [***] to CCBA. The remainder is recognized across the several aforementioned subsidiaries.

Following consideration of these factors, the Company concluded that no other non-controlling interest would be individually material in order to require the disclosures in accordance with IFRS 12 paragraph 12. In order to enhance the Company’s disclosures regarding non-controlling interests in future periods, the Company proposes to append to Note 33 for the Company’s annual financial statements disclosure in the following form:

“Other non-controlling interests not deemed individually material by the company mainly related to the company’s operations in Africa in association with the Castel Group (e.g., Botswana, Ghana, Mozambique, Nigeria, Tanzania, Uganda, and Zambia), as well as non-controlling interests recognized in respect of the company’s subsidiaries in Colombia, Ecuador, and Peru.

Please refer to note 37 AB InBev Companies for a list of the most important fully consolidated companies and the percentage of economic interest at the end of the reporting period.”

In addition, in future periods, any material non-controlling interests relating to assets classified as held for sale at the end of the year would also be disclosed, including the requirements of IFRS 12 paragraphs 12a through 12f, in this note.

***

ab-inbev.com

AB INBEV HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

Please contact John Horsfield-Bradbury at +44 20 7959 8491 with any questions you may have.
Yours sincerely,
/s/ Ann Randon Ann Randon
cc:	Steve Lo, Staff Accountant
Raj Rajan, Senior Staff Accountant
(Securities and Exchange Commission)
Felipe Dutra
(Anheuser-Busch InBev SA/NV)
John Horsfield-Bradbury
Lauren Pratt
(Sullivan & Cromwell LLP)

ab-inbev.com